October 2, 2019

Joseph Zirkman
Senior Vice President and General Counsel
DIRTT Environmental Solutions Ltd.
7303 30th Street S.E.
Calgary, Alberta, Canada T2C 1N6

       Re: DIRTT Environmental Solutions Ltd.
           Registration Statement on Form 10
           Filed September 20, 2019
           File No. 1-39061

Dear Mr. Zirkman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology